UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )

UNITED STATES OIL FUND, LP
(Name of Issuer)

Units
(Title of Class of Securities)

91232N108
(CUSIP Number)

June 29, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[_]	Rule 13d-1(d)

______________
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	91232N108

1.	NAME OF REPORTING PERSONS

Francisco Alfaro

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,241,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,241,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,241,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	91232N108

1.	NAME OF REPORTING PERSONS

Miura Global Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,241,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,241,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,241,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	91232N108

Item 1	(a).	Name of Issuer:

United States Oil Fund, LP

(b).	Address of Issuer's Principal Executive Offices:

1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

Item 2	(a).	Name of Persons Filing:

Francisco Alfaro
Miura Global Management, LLC

(b).	Address of Principal Business Office, or if None, Residence:

Francisco Alfaro c/o Miura Global Management, LLC 101 Park Avenue, 21st Floor New York, NY 10178

Miura Global Management, LLC 101 Park Avenue, 21st Floor New York, NY 10178

(c).	Citizenship:

Francisco Alfaro: Spain
Miura Global Management, LLC: Delaware

(d).	Title of Class of Securities:

Units

(e).	CUSIP Number:

91232N108

Item 3.	If This Statement is filed pursuant to §§ 240.13d-1(b) or240.13d-2(b), or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act(15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with §240.13d 1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Mr. Alfaro may be deemed to beneficially own the securities of the Issuer owned by the various entities managed by Miura Global Management, LLC.

(a)	Amount beneficially owned:

	Francisco Alfaro:	4,241,000
	Miura Global Management, LLC:	4,241,000

(b)	Percent of class:

	Francisco Alfaro:	7.5%
	Miura Global Management, LLC:	7.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

	Francisco Alfaro:	0
	Miura Global Management, LLC:	0

(ii)	Shared power to vote or to direct the vote

	Francisco Alfaro:	4,241,000
	Miura Global Management, LLC:	4,241,000

(iii)	Sole power to dispose or to direct the disposition of

	Francisco Alfaro:	0
	Miura Global Management, LLC:	0

(iv)	Shared power to dispose or to direct the disposition of

	Francisco Alfaro:	4,241,000
	Miura Global Management, LLC:	4,241,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to § 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to § 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2010

/s/ Francisco Alfaro
Francisco Alfaro*

Miura Global Management, LLC*

By:	/s/ Francisco Alfaro
Name: Francisco Alfaro
Title: Managing Member

*Each of the Reporting Persons disclaims beneficial ownership in the shares reported herein except to the extent of his or its pecuniary interest therein.

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated July 9, 2010 relating to the Units of United States Oil Fund, LP, shall be filed on behalf of the undersigned.

/s/ Francisco Alfaro
Francisco Alfaro*

Miura Global Management, LLC*

By:	/s/ Francisco Alfaro
Name: Francisco Alfaro
Title: Managing Member

*Each of the Reporting Persons disclaims beneficial ownership in the shares reported herein except to the extent of his or its pecuniary interest therein.

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